English Translation

This document is executed in Indonesian Language

No: 005/E00-E0E/REL/14

January 15, 2014

To:

Head of Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Soemitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Attn.:

Head of the Capital Market Supervisory

Re : Disclosure Information

Dear Sir/Madam,

Please find attached press release as the disclosure information based on Bapepam-LK Rule Number X.K.1 regarding Disclosure of Information that must be made Public Immediately.

Thank you for your kind attention.

Sincerely,

President Director & CEO

Alexander Rusli

Cc :

1.

Commissioner Deputy of Capital Market Supervisory II Indonesian Financial Services

     Authority (Otoritas Jasa Keuangan or OJK)

2.

Board of Directors of Indonesia Stock Exchange

3.

Indonesian Capital Market Electronic Library (CaMEL)

4.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee

THE HIGH COURT AMENDS THE DISTRICT COURT VERDICT IN INDAR ATMANTO’S  CASE

Jakarta, January 15, 2014

On January 10, 2014, the Central Jakarta’s High Court officially notified PT Indosat Tbk (“Indosat”), through the Law office of Luhut Marihot Parulian Pangaribuan (LMPP), that the Panel of Judges of DKI Jakarta’s High Court has rendered a decision on the appeal submitted on criminal case no. 01/Pid.Sus/Tpk/2013/PN. Jkt. PSt.  The High Court’s Panel of Judges confirmed the decision of the Corruption Court’s Panel of Judges who found the Defendant, Indar Atmanto, the former President Director of PT Indosat Mega Media (“IM2”), guilty of the crime of corruption by virtue of representing IM2 in entering into a cooperation agreement with Indosat. The High Court’s Judges, on one hand, imposed a higher jail term of 8 years, and monetary fine Rp. 200 million or additional 3 months imprisonment on Indar Atmanto.  However, on the other hand, the High Court reversed the monetary fine of Rp 1.3T (Rp. 1.358.343.346.674,-) imposed on IM2 considering that, among others, a corporation is a legal entity, therefore such corporation must be indicted before it can be sentenced, and it is unlawful to impose additional sanction on a legal entity that has not been indicted.

This case was initiated with the claim by the Attorney General Office against Indar Atmanto in January 2012 related to the utilization of Indosat’s 3G telecommunication network by IM2 pursuant to a certain cooperation agreement. The Ministry of Communications and Information Technology has issued a letter No. 65/M.KOMINFO/2012 dated 24 Febuary 2012 stating that there was no breach of law and no outstanding payment is owed to the State resulting from the collaboration between IM2 and Indosat on the utilization of Indosat’s 3G telecommunication network by IM2. The Indonesian Telecommunications Regulatory Authority (ITRA) has also publicly stated that IM2 had not breached any laws. Upon commencement of this case, through several occasions and public discussions, many telecommunications and legal experts have stated that this case should have never initiated in the first place as there was no breach of any law.

Alexander Rusli, the President Director & CEO of PT Indosat Tbk. stated:

“We cannot accept this verdict since we have complied with all prevailing regulations. Apart from that, various authorized parties and experts with competence in the field have explained either during the court proceeding or other forums that the indictments are unfounded, the agreement entered into by the parties is also in full compliance of the applicable telecommunication regulation.  This verdict eliminates business certainty in telecommunication sector and eliminates legal protection for management who has duly engaged its duty. Therefore, we will continue to undertake any available legal remedy.”

For further information please contact:

Investor Relations & Corporate Secretary

Tel:

62-21-30442615

Email :

investor@indosat.com

Public Relations Division

PT Indosat Tbk

Telp : 62-21-30442614

Fax  : 62-21-30003754

E-mail : publicrelations@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In the third quarter of 2013, it has 53.8 million cellular customers through its brands, Indosat IM3, Indosat  Mentari and Indosat Matrix. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo (formerly known as Qtel Group). Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT)..

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends